UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020
Commission File Number: 000-55607
First Mining Gold Corp.
(Translation of registrant's name into English)
Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 EXPLANATORY NOTE
First Mining Gold Corp. (the “Company”) hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A (this “Amended Form 6-K”) to amend the Form 6-K furnished by the Company to the Securities and Exchange Commission earlier on August 4, 2020 (the “Original Form 6-K”). The sole purpose of this Amended Form 6-K is to reflect the correction of the following documents that were inadvertently filed in draft form, and prior to them being finalized: the Company’s Condensed Interim Consolidated Financial Statements – Second Quarter 2020 (Q2) (“Interim Financial Statements”); the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Second Quarter 2020 (Q2) (“MD&A”); the CEO Certification of Interim Filings and the CFO Certification of Interim Filings, which were attached as Exhibits 99.1 99.2, 99.3 and 99.4, respectively, to the Original Form 6-K.
Corrected versions of the Interim Financial Statements, MD&A and CEO/CFO Certifications are attached to this Amended Form 6-K as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and the company notes there aren’t any substantive changes between the two forms.
 DOCUMENTS INCORPORATED BY REFERENCE
Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).
DOCUMENTS FILED AS PART OF THIS FORM 6-K
Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements for the period ended June 30, 2020
99.2	Management’s Discussion & Analysis for the period ended June 30, 2020
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
First Mining Gold Corp.
(Registrant)

Date: August 4, 2020	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary

  EXHIBIT INDEX

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements for the period ended June 30, 2020
99.2	Management’s Discussion & Analysis for the period ended June 30, 2020
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings